Exhibit (h)(89)
FORM OF
INTERPRETATION AGREEMENT
This Interpretation Agreement (the “Agreement”) is made as of the ___ day of                     , 2009, by and between Premier VIT (the “Fund”) on behalf of each of its series (each, a “Portfolio”) and Allianz Global Investors Fund Management LLC (the “Manager”), and is acknowledged and agreed to by the sole initial shareholder of Class II shares of certain Portfolios. This Agreement should be read in conjunction with the Investment Advisory Agreement dated January 16, 2009 by and between the Fund and the Manager (the “Advisory Agreement”) relating to the management of each Portfolio. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Advisory Agreement.
RECITALS
1.	Since inception, no Portfolio has established or offered separate classes of shares, and all shares issued have been of a single class with uniform fee and expense arrangements for all shares of any individual Portfolio. Effective October ___, 2009, the Fund will offer a separate class of shares (designated “Class II”) of the NACM Small Cap Portfolio and NFJ Dividend Value Portfolio, which are expected to have gross operating expense ratios identical to those of the Portfolios’ original shares (designated “Class I”), except that, in accordance with a plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), Class II shares of a Portfolio will pay additional distribution and/or servicing fees (the “Class II Plan Fee”) of up to 0.25% of the average daily net assets attributable to such shares in connection with the distribution of Class II shares and servicing of Class II shareholders.

2.	Section 5(b) of the Advisory Agreement provides, in pertinent part, that the Manager shall waive any amounts payable to the Manager pursuant to Section 5(a) of the Advisory Agreement and reimburse the Fund such that total operating expenses (net of any expense offsets) of each of the Portfolios of the Fund do not exceed 1.00% of their respective average daily net assets (the “Expense Limitation”).

3.	Since inception of the Fund, Class I shares have never paid distribution or servicing fees pursuant to a Rule 12b-1 plan, and accordingly the Expense Limitation has heretofore been calculated without any reference (either inclusive or exclusive) to Rule 12b-1 fees or other distribution and/or servicing fees.

4.	The parties agree that the Expense Limitation described in Section 5(b) was intended to apply to the Portfolios as they were originally constituted without multiple classes of shares, and that applying the Expense Limitation to the Portfolios as a whole, where the Portfolios have multiple share classes with differing distribution and/or servicing arrangements and related fees and expenses, would potentially lead to unintended economic, tax or other consequences which may be adverse to the Portfolios.

5.	The parties wish to enter into this Agreement to formally acknowledge and agree to such interpretation of Section 5(b) so as to exclude the amount of the Class II Plan Fee for purposes of calculating and applying the Expense Limitation as it applies to Portfolio assets attributable to Class II Shares, as described herein.
NOW, THEREFORE, the parties hereto hereby agree as follows:
AGREEMENT
1.	Calculation of Expense Limitation. The parties hereby agree that, solely with respect to Class II shares of the Fund, Section 5(b) of the Advisory Agreement shall be interpreted and applied to exclude the amount of any Class II-specific payments for distribution and/or shareholder servicing, including pursuant to a plan adopted under Rule 12b-1, from total operating expenses in calculating and applying the Expense Limitation as it applies to Portfolio assets attributable to Class II shares. For the avoidance of doubt, the Expense Limitation shall continue to apply to all total operating expenses attributable to Class I shares of each Portfolio.

2.	Effect. This Agreement will be effective upon execution by the parties and will apply to any Portfolio that offers Class II shares following the consent or approval of the holders of a majority of outstanding Class II shares of such Portfolio. This Agreement is not intended to amend the terms of the Advisory Agreement in any way, or to interpret or otherwise qualify any terms of the Advisory Agreement with respect to Class I shares of the Portfolios, but rather to clarify the parties’ interpretation of certain provisions thereof solely with respect to Class II shares of the Portfolios. If, however, this Agreement is deemed to constitute an amendment to the Advisory Agreement, the above-noted consent or approval of the holders of Class II shares shall constitute their consent to and approval of such amendment with respect to each applicable Portfolio.

3.	Amendment. This Agreement may be amended in writing by each party hereto, and only with the written approval of the Board of Trustees of the Fund, including a majority of Trustees who are not “interested persons” of the Fund (as defined in the 1940 Act) and the Manager.

4.	Counterparts. This Agreement may be executed in any number of counterparts, and by the parties in separate counterparts, each of which will be deemed an original for all purposes and all of which together will constitute one and the same instrument.

5.	Agreement and Declaration of Trust. A copy of the Agreement and Declaration of Trust of the Fund, as the same may from time to time be amended and restated, is on file with the Secretary of the Commonwealth of Massachusetts. Notice is hereby given that this Agreement is executed on behalf of the Trustees of the Fund as Trustees and not individually, and that the obligations arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

PREMIER VIT

By: Name:
Title:

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By: Name:
Title:
Acknowledged and Agreed To By:
Sole Initial Class II Shareholder of the NACM Small Cap and NFJ Dividend Value Portfolios

By: Name:
Title:
[Signature page for Interpretation Agreement]